UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Nvest, L.P.
(Name of Issuer)

Units of Limited Partnership Interest
(Title of Class of Securities)

67065F 10 7
(CUSIP Number)


December 31, 1999
Date of Event Which Requires Filing  of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1. NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
EARL J. RUSNAK, JR.


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]


3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5. SOLE VOTING POWER
677,791 units

6. SHARED VOTING POWER
0 units

7. SOLE DISPOSITIVE POWER
677,791 units

8. SHARED DISPOSITIVE POWER
0 units

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
677,791 units

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
[X]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%

12. TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!



SCHEDULE 13G

Item 1(a) Name of Issuer:
Nvest, L.P.

1(b)  Address of Issuer's Principal Executive Offices:
399 Boylston Street
Boston, MA  02116

Item 2(a) Name of Person Filing:
Earl J. Rusnak, Jr.

2(b)  Address of Principal Business Office or, if none, Residence:
Harris Associates L.P.
Two North LaSalle Street
Suite 500
Chicago, Illinois  60602

2(c) Citizenship:
USA

2(d) Title of Class of Securities:
Units of Limited Partnership Interest

2(e) CUSIP Number:
67065F 10 7

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [__] Broker or dealer registered under Section 15 of the Exchange Act;

(b) [__]  Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) [__] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) [__] Investment company registered under Section 8 of the Investment Company Act;

(e) [__] An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E);

(f) [__] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [__] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h) [__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [__] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)  [__]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]

Item 4   Ownership:

4(a)  Amount beneficially owned:
677,791 units

4(b)  Percent of Class:
9.9%

4(c)  Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:
677,791 units

(ii) shared power to vote or to direct the vote:
0 units

(iii) sole power to dispose or to direct the disposition of:
677,791 units

(iv)   shared power to dispose or to direct the disposition of:
0 units

All but 750 units reported herein are units which the Reporting Person may acquire in the future through the exchange of an equal number of limited partnership units in Nvest Companies, L.P. ("NCOMP"), a private partnership affiliated with Issuer. 750 units reported herein are publicly-traded units in Issuer held by the Reporting Person. The disclosure excludes units in Issuer that may be acquired upon the permitted exercise of exchange rights with respect to 119,248 NCOMP limited partnership units that may not be exercised within 60 days. Insofar as the managing general partner of NCOMP has the authority to withhold consent from any such future exchanges as provided in the amended partnership agreement of NCOMP, the Reporting Person may not be the "beneficial owner" of any units of Issuer within the meaning of Rule 13d-3(d)(l)(i), and this schedule shall not be construed as an admission that the Reporting Person is such a "beneficial owner." All units reported herein are held by a trust for the benefit of the Reporting Person and his family members, with respect to which the Reporting Person has sole voting and dispositive authority.

Item 5    Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another
Person:
Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
Company:
Not Applicable.

Item 8    Identification and Classification of Members of the
Group:
Not Applicable.

Item 9    Notice of Dissolution of Group:
Not Applicable.

Item 10   Certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



As of May 1, 2000
/s/ Earl J. Rusnak, Jr.
Earl J. Rusnak, Jr.